September 16, 2009



VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, Mail Stop 3720
Washington, DC 20549-0303
Attn: Ms. Mellissa Campbell Duru

         Re:      Sunshine PCS Corporation
                  Schedule 13E-3/A, Amendment No.2
                  File No. 005-84854
                  Schedule 14A, Amendment No. 2
                  File No. 333-50948
                  Filed August 14, 2009

Dear Ms. Duru:

     On behalf of Sunshine PCS Corporation (the "Company" or "Sunshine"), we submit the attached resignation letter we received from Robert E. Dolan on September 14, 2009 and the attached letter we received from LICT Corporation ("LICT") on September 14, 2009. Mr. Dolan's resignation and LICT's letter address facts and circumstances demonstrating LICT, LICT's Board of Directors and/or Mr. Gabelli are not affiliates engaged in a Rule 13e-3 transaction. We would appreciate the Staff's confirmation of such non-affiliate status in order to focus our further response and filing of a revised Schedule 14A and Schedule 13e-3.

     If you have any questions, please feel free to contact me at (701) 924-1000, or our outside securities counsel, David C. Grorud of Fredrikson & Byron at (612) 492-7032 or Leigh-Erin Irons of Fredrikson & Byron at (612) 492-7259.


Sincerely,

/s/ David S. Ahl

David S. Ahl, Chief Executive Officer

Sunshine PCS Corporation

[LICT CORPORATION LETTERHEAD]



Ms. Mellissa Campbell Duru                                    September 14, 2009
Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
100 F Street
Washington, D.C.  20549-0303

Re: Sunshine PCS Corporation, File Nos. 005-84854, 333-50948
    --------------------------------------------------------

     Dear Ms. Duru:

     As you are aware, the above-referenced Proxy Statement of Sunshine PCS Corporation ("Sunshine") proposes that the Board of Directors of Sunshine be given authority to conduct a reverse stock split through which Sunshine would "go dark" in terms of its Securities and Exchange Commission ("SEC") reporting obligations. We understand that the Staff of the SEC takes the position that Mr. Mario J. Gabelli is an "affiliate" of Sunshine for purposes of the proposed reverse split, and thus must be included as a filing person on Sunshine's Form 13E-3 relating thereto.

     The Staff has indicated that it believes this "affiliate" status derives significantly from the asserted control of Sunshine through the presence on its Board of Mr. Robert E. Dolan, the Interim Chief Executive Officer and the Chief Financial Officer of LICT Corporation ("LICT"), of which Mr. Gabelli is the Chairman and a substantial shareholder. However, Sunshine itself has denied this and has explained in detail why Mr. Gabelli lacks such control in its responses to the Staff's comment letters on the Proxy Statement. Notwithstanding Sunshine's statements, the Staff has indicated it continues to believe that Mr. Gabelli should be treated as an "affiliate" with respect to the reverse split.

     As we have discussed, LICT also disagrees with the Staff's position, but in an attempt to definitively resolve this issue Mr. Dolan has today resigned, effective immediately, from Sunshine's Board and from his position as Assistant Secretary. His resignation eliminates this basis for the Staff's concern and should resolve any question regarding Sunshine's control through this means. A brief confirmation of the Staff's view on this matter would be helpful in focusing any further response, so that the review and final approval of Sunshine's SEC filings may proceed as promptly as possible.

     Thank you for your attention. LICT looks forward to working with the Staff in bringing this process to a satisfactory conclusion.


                                        Very truly yours,
                                        /s/ Tom Hearity

[LICT CORPORATION LETTERHEAD]



Mr. David S. Ahl                                              September 14, 2009
Chairman of the Board
Sunshine PCS Corporation
65 Highland Road
Rye, NY  10580

Re: Resignation from Sunshine Board and as Assistant Secretary
    ----------------------------------------------------------

Dear Mr. Ahl:

     As of today, I hereby resign from the Board of Directors of Sunshine PCS Corporation ("Sunshine"), and from my position as Assistant Secretary of Sunshine. With these resignations, I have no further role, function or connection with Sunshine as either a director or manager.

     I have enjoyed working with you on Sunshine's behalf, and wish you every success as the company continues to shape its future.


                                        Very truly yours,
                                        /s/ Robert Dolan